Exhibit 99(a)(1)(D)

AUDAX CREDIT BDC, INC.

LETTER TO STOCKHOLDERS

March 27, 2023

DEAR STOCKHOLDER:

No action is required of you at this time. We have sent this letter to you only to announce a tender offer (the “Offer”) by Audax Credit BDC, Inc. (the “Company”). The purpose of this Offer is to provide a measure of liquidity to stockholders since there is otherwise no public market. The Offer is for cash at a price equal to the Company’s net asset value per share as of March 31, 2023 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The Offer period will begin on March 27, 2023 and end at 11:59 P.M.  Eastern Time, on April 24, 2023. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF MARCH 31, 2023, PLEASE DISREGARD THIS NOTICE.

If you would like to tender a portion or all of your shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase no less than 1,550,000 and up to approximately 1,650,000 Shares of common stock of the Company (“Shares”).

All requests to tender shares must be received in good order by the Company, at the address below, by 11:59 P.M. Eastern Time, on April 24, 2023.

Audax Credit BDC, Inc.

101 Huntington Avenue

Boston, MA 02199

(617) 859-1500

www.audaxcreditbdc.com

If you have any questions, please call your financial advisor or call us at (617) 859-1500.

Sincerely,

/s/ Richard T. Joseph
Richard T. Joseph
Chief Financial Officer, Audax Credit BDC, Inc.

AUDAX CREDIT BDC, INC.

101 Huntington Avenue

Boston, MA 02199

(617) 859-1500

www.audaxcreditbdc.com

AUDAX CREDIT BDC, INC.

LETTER TO STOCKHOLDERS

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated March 27, 2023, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.